UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAIR HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

150 South 5th Street, Suite 1360
Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55402
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mesaba Aviation, Inc. (“Mesaba”) was a wholly-owned subsidiary of MAIR Holdings, Inc. (“MAIR”) as of March 31, 2007.  However, when Mesaba exited bankruptcy on April 24, 2007, MAIR’s ownership of Mesaba ceased, and Mesaba became a wholly-owned subsidiary of Northwest Airlines, Inc. (“Northwest”).  MAIR’s auditor was required to complete a separate audit of Mesaba’s financial statements for the fiscal year ended March 31, 2007, as well as conduct the auditor’s own internal independence check to acknowledge Northwest’s ownership of Mesaba as of April 24, 2007.  The independence review and the additional audit have required substantial time and effort.  As a result, MAIR’s auditor was unable to complete the separate audit of Mesaba and its independence review in time to allow MAIR to file its Form 10-K by the June 14, 2007 deadline.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert E. Weil	(612)	333-0021
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MAIR recorded a net loss of approximately $82.8 million for the year ended March 31, 2006, primarily due to losses incurred by Mesaba and MAIR’s writeoff of its remaining equity in Mesaba.  MAIR will record a net loss of approximately $7.4 million for the year ended March 31, 2007.  The change between fiscal 2006 and fiscal 2007 is largely due to the fact that MAIR did not record any of the losses incurred by Mesaba during fiscal 2007 due to MAIR no longer being obligated to fund Mesaba’s losses.

MAIR Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By	/s/ ROBERT E. WEIL
Robert E. Weil Vice President, Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).